Exhibit 6.91

SECURED PROMISSORY NOTE

$25,000.00	January 30, 2018

1.	Principal. Bayou Road Investments Inc, a Texas corporation, for value received (the "Company"), hereby promises to pay to the order of Elizabeth S. Steinke ("Holder"), in lawful money of the United States of America, the aggregate principal amount of $25,000.00 together with interest as set forth below. This Note is issued by the Company to the Holder pursuant to the terms of that certain Secured Note Purchase Agreement between the Company and the Holder of even date herewith (the "Note Purchase Agreement") and terms not defined herein shall have the meaning ascribed to them in the Note Purchase Agreement.

2.	Interest and Maturity. The Company promises to pay interest on the unpaid principal amount from the date hereof until such principal amount is paid in full at the rate of 20.0% fixed rate, or such lesser rate as will be the maximum rate allowable under applicable law. Principal and interest on the outstanding principal balance hereof will be due and payable in full on May 2_, 2018 or ninety (90) days from deposited and cleared funds to the Company. The Company's obligations under this Note are secured by a first priority lien on all of the assets of the Company pursuant to the terms of the Security Agreement.

3.	Prepayment. All unpaid principal and unpaid accrued interest of this Note may be prepaid without penalty, in whole or in part, at any time by the Company. Any prepayment of this Note will be credited first against accrued interest, then principal. Upon payment in full of the amount of all principal and interest payable hereunder, this Note will be surrendered to the Company for cancellation.

4.	Attorney's Fees. If the indebtedness represented by this Note or any part thereof is collected in bankruptcy, receivership or other judicial proceedings or if this Note is placed in the hands of attorneys for collection after default, the Company agrees to pay, in addition to the principal and interest payable hereunder, reasonable attorneys' fees and costs incurred by Holder.

5.	Notices. Any notice, other communication or payment required or permitted hereunder will be given in writing and will be deemed effectively given as provided in the Note Purchase Agreement.

6.	Defaults and Remedies.

6.1       Events of Default. An "Event of Default" will occur hereunder if:

(i)       the Company will default in the payment of the principal or interest of this Note, when and as the same will become due and payable, subject to a ten (10) business day cure period; or

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(ii)      if the Company ceases conducting operations in the ordinary course of business; or

(iii)     if the Company will commence any proceeding in bankruptcy or for dissolution, liquidation, winding-up, composition or other relief under state or federal bankruptcy laws; or

(iv)     if such proceedings are commenced against the Company, or a receiver or trustee is appointed for the Company or a substantial part of its property, and such proceeding or appointment is not dismissed or discharged within 60 days after its commencement.

6.2       Acceleration. If any Event of Default occurs, the earned interest in the amount of $____ 5,000 will be due within ten (10) days of default, and the Note will be reissued at a fixed rate of 22%. The failure of the Holder to declare the Note due and payable will not be a waiver of its right to do so, and the Holder will retain the right to declare the Note due and payable unless it will execute a written waiver.

7.	Waiver of Notice of Presentment. The Company hereby waives presentment, demand for performance, notice of non-performance, protest, notice of protest and notice of dishonor. No delay on the part of Holder in exercising any right hereunder will operate as a waiver of such right or any other right.

8.	Non-Waiver. The failure of the Holder to enforce or exercise any right or remedy provided in this Note or at law or in equity upon any default or breach will not be construed as waiving the rights to enforce or exercise such or any other right or remedy at any later date. No exercise of the rights and powers granted in or held pursuant to this Note by the Holder, and no delays or omissions in the exercise of such rights and powers will be held to exhaust the same or be construed as a waiver _thereof, and every such right and power may be exercised at any time and from time to time.

9.	Governing Law. This Note is being delivered in and will be construed in accordance with the laws of the State of Texas, without regard to the conflicts of laws provisions thereof.

10.	Amendment. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 10 will be binding upon the Holder, each future Holder of the Note and the Company.

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(Signature Page to Promissory Note)

IN TESTIMONY WHEREOF, the Company has executed and delivered this Note as of the day and year first above written.

/s/ K. Bryce Toussaint
By: Rick Rick Toussaint
CEO, Bayou Road Investments, INC

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PROMISSORY NOTE EXTENSION AGREEMENT

This Promissory Note Extension Agreement, hereinafter referred to as "Extension Agreement," entered into this May 3rd, 2018, by and between Bayou Road Investments, Inc. hereinafter called "Maker" and Elizabeth Steinke , hereinafter called "Lender".

WHEREAS, Maker and Lender have entered a Promissory Note dated January 30, 2018 for the amount of Twenty-Five Thousand Dollars ($25,000), hereinafter referred to as the "Note". The Note had a maturity date of May 2, 2018, with interest due of 20% or $5000.00. ..

WHEREAS, Maker and Lender desire to enter into this Extension Agreement to extend the maturity date of the Note to July 2, 2018 now based on an investment of $30,000 and an interest rate of 22%.

NOW, THEREFORE, it is duly agreed by both Maker and Lender to extend the due date of the Note to July 2, 2018.

•	Interest is to be calculated at Default rate of 22% during this extension period or $6,600.00.
•	Extension DOES NOT waive the obligation or prohibit the maker from making interest payments during this period OR prepayment
•	All other provisions of the original Note shall prevail unless otherwise written.

IN WITNESS WHEREOF, the undersigned Maker and Lender have duly executed this Extension Agreement, extending the maturity date of the Note as of the day and year first written above.

Bayou Road Investments, Inc.

By: /s/ K. Bryce Toussaint
K. Bryce Toussaint, CEO

/s/ Elizabeth Steinke

Elizabeth Steinke

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